Exhibit 21

List of Subsidiaries

Scott’s Liquid Gold-Inc. wholly owns the following four subsidiaries:

1.	Colorado Product Concepts, Inc.
2.	Neoteric Cosmetics, Inc.
3.	SLG Chemicals, Inc.
4.	SLG Touch-A-Lite, Inc.

All of the foregoing subsidiaries are incorporated in the State of Colorado.